AGRIUM INC.

NOTICE OF SPECIAL MEETING OF AGRIUM SECURITYHOLDERS

TO BE HELD NOVEMBER 3, 2016

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated October 3, 2016, a special meeting (the “Agrium Meeting”) of the holders (“Agrium Shareholders”) of common shares (“Agrium Shares”) of Agrium Inc. (“Agrium”) and the holders of the Agrium Voting Options (“Agrium Voting Optionholders” and together with the Agrium Shareholders, the “Agrium Securityholders”), as defined in the arrangement agreement between Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) dated September 11, 2016 (the “Arrangement Agreement”), will be held in the Grand Lecture Theatre at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta T2P 0J4, at 1:00 p.m. (Calgary time) on November 3, 2016 for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Agrium Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular of Agrium and PotashCorp dated October 3, 2016 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”) involving, among others, Agrium, Agrium Shareholders, PotashCorp, shareholders of PotashCorp and a newly-incorporated parent entity to be formed to manage and hold the combined businesses of Agrium and PotashCorp (“New Parent”); and

(b)	to transact such further and other business as may properly be brought before the Agrium Meeting or any adjournment or postponement thereof.

Specific details of the matter to be put before the Agrium Meeting are set forth in the accompanying Circular.

If the Agrium Arrangement Resolution is not approved by the Agrium Securityholders at the Agrium Meeting, the Arrangement cannot be completed.

The record date (the “Record Date”) for the determination of Agrium Securityholders entitled to receive notice of and to vote at the Agrium Meeting is September 22, 2016. Only Agrium Shareholders whose names have been entered in the register of Agrium Shareholders, and Agrium Voting Optionholders whose names have been entered in the register of Agrium Voting Optionholders, at the close of business on the Record Date will be entitled to receive notice of and to vote at the Agrium Meeting.

Each Agrium Share entitled to be voted at the Agrium Meeting will entitle the holder to one vote at the Agrium Meeting and each Agrium Voting Option entitled to be voted at the Agrium Meeting will entitle the holder to one vote for each Agrium Share underlying such Agrium Voting Option. The Agrium Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by Agrium Securityholders, voting as a single class, present in person or represented by proxy at the Agrium Meeting.

An Agrium Securityholder may attend the Agrium Meeting in person or may be represented by proxy. Agrium Securityholders that are unable to attend the Agrium Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Agrium Meeting or any adjournment or postponement thereof. To be effective, the applicable form of proxy must be received by CST Trust Company, Attention: Proxy Department, by mail: P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile: 1-866-781-3111 for Toll Free within North America or 1-416-368-2502 outside of North America, no later than 1:00 p.m. (Calgary time) on November 1, 2016 or 48 hours (excluding weekends and holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Agrium Meeting. Notwithstanding the foregoing, the Chair of the Agrium Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Agrium Meeting at his or her discretion, without notice. Agrium Securityholders may use the internet (www.cstvotemyproxy.com) or the telephone (1-888-489-5760) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the Agrium Securityholders, at the Agrium Meeting. For information regarding voting or appointing a proxyholder by internet or voting by telephone, see the forms of proxy for Agrium Shareholders and Agrium Voting Optionholders, respectively, and/or the Circular section entitled “Part V – General Proxy Matters – Agrium – Voting by Internet and Telephone” in the accompanying Circular.

Beneficial (non-registered) holders of Agrium Shares who receive these materials through their broker, bank, trust company or other intermediary or nominee should follow the instructions provided by their broker, bank, trust company or other intermediary or nominee.

Pursuant to the Interim Order, registered holders of Agrium Shares have a right to dissent in respect of the Agrium Arrangement Resolution and to be paid an amount equal to the fair value of their Agrium Shares as of the close of business on the business day before the Agrium Arrangement Resolution was approved. This dissent right and the dissent procedures are described in the Circular. The dissent procedures require that a registered holder of Agrium Shares who wishes to dissent send a written notice of objection to the Agrium Arrangement Resolution to Agrium (i) c/o Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario M5L 1A9, Canada (Attention: Michael Barrack) or (ii) by facsimile transmission to c/o Blake, Cassels & Graydon LLP, Facsimile: 416-863-2653 (Attention: Michael Barrack), to be received by no later than 5:00 p.m. (Saskatoon time) on November 1, 2016 or, in the case of any adjournment or postponement of the Agrium Meeting, by no later than 5:00 p.m. (Saskatoon time) on the second business day immediately preceding the day of the adjourned or postponed Agrium Meeting, and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement (as defined in the Arrangement Agreement) and the Interim Order, will result in loss of the right to dissent. See the section entitled “Part I – The Arrangement – Right to Dissent” in the accompanying Circular.

The proxyholder has discretion under the accompanying form of proxy or voting instruction form with respect to any amendments or variations of the matter of business to be acted on at the Agrium Meeting or any other matters properly brought before the Agrium Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Agrium Meeting is routine and whether or not the amendment, variation or other matter that comes before the Agrium Meeting is contested. As of the date hereof, management of Agrium knows of no amendments, variations or other matters to come before the Agrium Meeting other than the matter set forth in this Notice of Meeting. Agrium Securityholders that are planning on returning an accompanying form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting the form of proxy or voting instruction form.

Dated at the City of Calgary, in the Province of Alberta, this 3rd day of October, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF AGRIUM INC.

/s/ “Gary Daniel” Gary Daniel Corporate Secretary Agrium Inc.